SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                           Commission file number 1-82


                          CYPRUS AMAX MINERALS COMPANY
                             SAVINGS PLAN AND TRUST

                            PHELPS DODGE CORPORATION
                            2600 NORTH CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-3089

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Cyprus Amax Minerals Company Savings Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cyprus Amax Minerals Company Savings Plan and Trust (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

July 12, 2000
Phoenix, Arizona

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                        1999           1998
                                                    ------------   ------------
                                     ASSETS
Investments (Note 3)                                $233,946,698   $289,579,329

Receivables:
  Employer contributions                                 781,640      1,279,099
  Participant contributions and loan repayments          889,004      1,275,204
  Pending sales                                          348,143             --
                                                    ------------   ------------

        Total assets                                 235,965,485    292,133,632
                                                    ------------   ------------

                                   LIABILITIES

Minimum required distributions payable to
 participants                                                 --         15,783
                                                    ------------   ------------
        Total liabilities                                     --         15,783
                                                    ------------   ------------

Net assets available for benefits                   $235,965,485   $292,117,849
                                                    ============   ============

   The accompanying notes are an integral part of these financial statements.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Additions to net assets attributable to:
 Investment income:
  Interest and dividends                                          $  13,467,228
  Net appreciation in fair value of investments (Note 3)             56,934,488
                                                                  -------------

                                                                     70,401,716

Employer contributions                                                4,020,856
Participant contributions and loan repayments                        13,734,158
                                                                  -------------

     Total additions                                                 88,156,730

Decrease in net assets attributable to:
  Benefits paid to participants                                      29,598,352
                                                                  -------------
      Net increase in net assets, prior to transfer                  58,558,378

Net transfers (Note 1)                                             (114,710,742)
                                                                  -------------
      Net decrease                                                  (56,152,364)

Net assets available for benefits, at beginning of year             292,117,849
                                                                  -------------

Net assets available for benefits, at end of year                 $ 235,965,485
                                                                  =============

   The accompanying notes are an integral part of these financial statements.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Cyprus Amax Minerals Company ("Cyprus Amax") Savings Plan and Trust (the "Plan" or the "Savings Plan") provides only general information. Refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan maintained by Phelps Dodge Corporation ("Phelps Dodge") for salaried and hourly nonrepresented employees ("Eligible Employees" or "Participants") of the former Cyprus Amax entities. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Phelps Dodge became the sponsor of the Plan on October 16, 1999, following its acquisition of Cyprus Amax.

     LEVERAGED ESOP
     On February 8, 1990, the Plan was amended to include the features of a leveraged employee stock ownership plan ("Leveraged ESOP"). The Plan purchased 4,245,810 shares of Cyprus Amax common stock from Cyprus Amax in return for a 20-year $95 million promissory note bearing an interest rate of 9.75 percent. The shares were held as collateral under a pledge agreement and were released for allocation to Participant accounts as principal and interest payments were made. Under the amended Plan, shares released were used first to replace dividends earned on allocated shares, and the remainder were allocated to Participants' accounts as employer contributions prior to the third quarter of 1998. Employer contributions to the Plan, along with dividends earned on both the allocated and unallocated shares, were used to fund the debt service on the note.

     In August 1998, the Board of Directors approved the elimination of the Leveraged ESOP of the Company's existing savings plan and the adoption of a replacement employer matching contribution. Beginning in the third quarter of 1998, Cyprus Amax contributed Cyprus Amax common stock to the plan at 50 percent of the first 6 percent of base pay contributed by each Participant. Prior to the third quarter 1998, the Leveraged ESOP feature was used by the Savings Plan. When the Leveraged ESOP was dissolved, Cyprus Amax purchased the suspense shares (2,150,815), and the Savings Plan used the proceeds to repay the loan to Cyprus Amax. At December 31, 1998 the Leveraged ESOP Fund contained an ending net assets available for benefits balance that represented all shares released and allocated to Participants.

     As a result of the acquisition of Cyprus Amax by Phelps Dodge, all shares of Cyprus Amax stock held on October 16, 1999 were converted on November 5 and December 3, 1999 into Phelps Dodge common stock. On the November 5, 1999 conversion date, participants had the option of converting each share of Cyprus Amax stock into .35 shares of Phelps Dodge common stock or receiving $13.488782 in cash per share of Cyprus Amax stock plus .1201522 shares of Phelps Dodge common stock. If the latter option was selected the cash portion was deposited into the Prime Reserve Fund. On the December 3, 1999 conversion date, participants received .35 shares of Phelps Dodge common stock for each share of Cyprus Amax stock. In conjunction with this transaction, the Leveraged ESOP Fund was liquidated. All Phelps Dodge common stock is held in the common stock fund.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     Prior to the discontinuance of the Leveraged ESOP, shares of Cyprus Amax Minerals Company common stock allocated to Participants were 141,987 for 1998. Dividend replacement shares were allocated to all Participants who held allocated shares on the ex-dividend date. The number of shares allocated as dividend replacement shares prior to discontinuance was determined by the closing price of Cyprus Amax common stock on the dividend payment date and amounted to 49,550 in 1998. Additional shares allocated to Participants as employer contributions based upon their proportion of Matchable Contributions for the appropriate quarters were 92,274 in 1998. All shares were allocated to Participants at their original cost to the Plan of $22.375 per share.

     ADMINISTRATION
     The Plan is administered by the Cyprus Amax Minerals Corporation Benefits Committee (the "Plan Administrator"), a committee appointed by Phelps Dodge's Board of Directors consisting of three Phelps Dodge officers. Prior to October 16, 1999, the Plan was administered by the Cyprus Amax Minerals Company Benefits Committee composed of Cyprus Amax officers. T. Rowe Price Retirement Plan Services, Inc. serves as the Plan's recordkeeper and T. Rowe Price Trust Company serves as trustee. During 1999, Plan administrative expenses were paid by Cyprus Amax and Phelps Dodge.

     ELIGIBILITY
     Employees are eligible to enroll in the Plan on the first day of the first month following date of employment.

     CONTRIBUTIONS
     Participants can make contributions of an amount up to sixteen percent of basic pre-tax and/or after-tax compensation subject to applicable legal limits. Prior to July 1, 1998, Cyprus Amax contributed to the Plan sufficient funds to meet any currently maturing debt obligations of the Plan; however, the Company also contributed an amount equal to seventy-five percent of the first six percent of each Participant's contribution ("Matchable Contribution"). Effective July 1, 1998, Cyprus Amax began contributing an amount equal to fifty percent of the first six percent of each Participant's contribution and made such other changes as necessary to reflect the actions by the Board of Directors of Cyprus Amax to cancel the loan agreement pursuant to which the Plan borrowed $95 million from Cyprus Amax and the related elimination of the leveraged employee stock ownership component of the Plan. As a result, Cyprus Amax began making a quarterly matching contribution to the Plan in cash, in an amount equal to 50 percent of Participant's pre-tax and after-tax contributions, up to the first 6 percent of their base pay contributed to the Plan. Such employer matching contribution was used to purchase shares of Cyprus Amax common stock, with the shares of stock then allocated to Participants' accounts. In conjunction with the purchase of Cyprus Amax by Phelps Dodge, employer contributions are used to purchase Phelps Dodge common stock.

     Participant rollover contributions are permitted provided all Plan and legal requirements are satisfied.

     VESTING
     Participants  are  immediately   vested  in  their  employee  and  employer
     contributions and the earnings attributable to those contributions.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     LOANS
     Participants may borrow from their Plan accounts. Loans are paid in the form of cash and may not exceed a Participant's vested account balance within specified legal limits. Loan interest rates are based on prime rate plus one percent as determined on the first business day of the month preceding the month in which a Participant's written loan request is received by the Plan Administrator. Loan terms generally vary from a minimum of six months to a maximum of five years although certain loans grandfathered from predecessor plans may have a maximum of fifteen years.

     Loan repayments are made regularly through payroll deductions or, for Participants not receiving a paycheck (e.g., on leave of absence), can be delivered regularly to the Plan Administrator. A Participant may prepay a one-time single sum of all of the outstanding loan balance. The Plan was amended effective January 1, 1998 which allowed Participants affected by sales of Cyprus Amax subsidiaries who did not request a distribution of their Plan account balances, to continue to make monthly installment payments of any outstanding plan loan they may have had at the time of such sale, rather than have such loan become immediately due and payable in full.

     DISTRIBUTIONS
     Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan document.

     As permitted under the Taxpayer Relief Act of 1997, Cyprus Amax amended the Plan effective as of January 1, 1998, in order to increase the involuntary cash-out amount from $3,500 to $5,000.

     TRANSFER OF PLAN ASSETS
     In connection with the sale by Cyprus Amax of all of the stock of Cyprus Amax Coal Company (the "Coal Company") to RAG International Mining GmbH, an unrelated third party ("RAG"), the Plan was amended, effective as of the closing date of the stock sale transaction, to exclude the Coal Company and its wholly-owned subsidiaries from participation in the Plan following the consummation of the sale of the Coal Company to RAG.

     On June 30, 1999, Cyprus Amax sold all of the stock of its subsidiary, the Coal Company, to RAG. As a part of the stock sale and purchase transaction, Cyprus Amax and RAG agreed that the account balances of the employees of the Coal Company would be transferred, in a trust-to-trust transfer, to the 401(k) plan sponsored by RAG. This transfer, of $114,990,985, which is included in "Net transfers" of $114,710,742 on the accompanying statement of changes in net assets available for benefits, was completed on August 6, 1999.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared on the accrual basis.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, such as those regarding fair value. Actual results could differ from those estimates.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     VALUATION OF ASSETS AND INCOME RECOGNITION

     Phelps Dodge common stock, BP Amoco Corporation common stock and the former Cyprus Amax common stock are valued at fair market value based on the quoted market price.

     Participant loans are valued at cost, which approximates fair market value.

     The remaining investments are valued at the net asset value of shares held by the Plan at year end.

     Transfers of assets into the Plan are made at fair market value. Assets transferred out of the Plan are reported at market value with the difference between cost and market reported as realized gains or losses.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     RECLASSIFICATIONS
     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.   INVESTMENTS

     INVESTMENT OPTIONS
     On December 22, 1999, the Plan was amended to permit the Plan to hold Phelps Dodge common stock. Participants may elect to invest their contributions to the Plan in Phelps Dodge common stock or a variety of T. Rowe Price funds. Prior to December 22, 1999 all employer contributions were invested in Phelps Dodge common stock or the former Cyprus Amax common stock. Effective December 22, 1999, employer contributions are invested using the same investment allocation percentages used by each individual for his/her employee contributions. Shares of Phelps Dodge and formerly Cyprus Amax common stock purchased by employer contributions may not be transferred or sold until properly withdrawn in accordance with Plan provisions. Upon distribution, these shares are unrestricted and may be freely traded.

     BP Amoco Corporation common stock is held as an investment but is not a current investment option. The BP Amoco Corporation common stock was transferred from the Employee Savings Plan of the former Amoco Corporation and participating companies in 1985 when Cyprus became an independent, publicly-owned company and ceased to be a wholly-owned subsidiary of the former Amoco Corporation.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS (CONTINUED)

     The following presents investments that represent 5 percent or more of the Plan's net assets at fair value.

                                                            DECEMBER 31,
                                                     --------------------------
                                                        1999           1998
                                                     -----------    -----------
     Common Stock Fund

       Phelps Dodge Corporation common stock,
       623,706 and 0 shares, respectively            $42,022,181*   $        --

       Cyprus Amax Minerals Company common stock,
       0 and 2,392,010.136 shares,rrespectively               --     23,920,101

     Leveraged ESOP

       Leveraged ESOP Fund, Cyprus Amax Minerals
       Company common stock, 0 and 1,241,535
       shares, respectively                                   --     12,415,349*

     T. Rowe Price

       Stable Value Fund, 27,487,701.95 and
       43,182,742.34 shares, respectively             27,487,702     43,182,743

       Spectrum Income Fund, 931,785.463 and
       1,530,731.536 shares, respectively              9,979,422     17,603,413

       New Horizons Fund, 632,187.635 and
       1,081,074.924 shares, respectively             17,404,126     25,232,289

       Equity Income Fund, 627,330.905 and
       975,200.405 shares, respectively               15,564,080     25,667,274

       Prime Reserve Fund, 28,934,964 and
       26,912,306 shares, respectively                28,934,964     26,912,306

       Equity Index Fund, 1,306,776.581 and
       2,135,556.799 shares, respectively             51,696,093     71,284,886

       Science and Technology Fund, 299,839.211
       and 280,883.013 shares, respectively           19,102,756     10,580,863

       * Nonparticipant - directed

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS (CONTINUED)

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $56,934,488 as follows:

     Mutual funds                                         $20,577,292
     Common stock                                          36,357,196
                                                          -----------

                                                          $56,934,488
                                                          ===========

4.   NONPARTICIPANT - DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investments is as follows:

                                                         DECEMBER 31,
                                               --------------------------------
                                                   1999                1998
                                               ------------         -----------
     Net assets:
       Common stock:
         Phelps Dodge                          $ 42,022,181         $        --
         Cyprus Amax                                     --          36,335,450
         BP Amoco                                 2,341,278           4,654,501
                                               ------------         -----------

                                               $ 44,363,459         $40,989,951
                                               ============         ===========

     Changes in net assets:
       Contributions                           $  5,761,653
       Dividends                                  1,204,268
       Net appreciation                          36,357,196
       Benefits paid to participants             (4,481,595)
       Transfers to participant -
         directed investments                   (35,468,014)
                                               ------------

                                               $  3,373,508
                                               ============

5.   TAX STATUS

     Cyprus Amax received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on October 12, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been included in the Plan's financial statements. The Plan is now within its remedial amendment period for recent changes in applicable law (e.g., Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Retirement Protection Act of 1994 ("GATT"), and the Uniformed Services Employment and Reemployment Rights Act of 1994) and that it is anticipated that the Plan will be further amended to the extent necessary to comply with such laws and will be submitted on a timely basis to the IRS for a determination letter as to the Plan's continued tax qualified status.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the Plan trustee and recordkeeper as defined by the Plan. Therefore, those transactions qualify as party-in-interest.

     Phelps Dodge, as Plan sponsor, is also a party-in-interest. Investments include shares of Phelps Dodge common stock. Purchases of $36,491,027 and sales of $875,327 were made during 1999. Prior to October 16, 1999, Cyprus Amax was Plan sponsor and was therefore a party-in-interest. Investments included shares of Cyprus Amax common stock. Purchases of $8,206,442 and sales of $73,101,660 were made during 1999. The market value of the Phelps Dodge common stock was $67.375 per share as of December 31, 1999. The market value of the Cyprus Amax common stock was $10.00 per share as of December 31, 1998.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, Phelps Dodge has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     Gains (losses) on the sale of investments as reported in the statement of changes in net assets available for benefits have been determined on a Participant level using the average cost method. For purposes of the Department of Labor's Form 5500, gains (losses) on such sales have been calculated based upon the market value at the beginning of the Plan year in accordance with the requirements of the Form 5500.

     In addition, in accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan does not recognize as a liability amounts elected to be withdrawn but not yet distributed as of year end. However, such amounts must be included on the Form 5500. As of December 31, 1998 the Plan had $1,220,696 benefits payable due to timing of distributions by the Trustee.

9.   SUBSEQUENT EVENTS

     Effective January 1, 2001, American Century, Inc. will become trustee of the Plan assets. As a result all T. Rowe Price funds will be liquidated and transferred to the American Century, Inc. fund options at the Participants' direction.

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------

  PARTY IN   IDENTITY OF ISSUE, BORROWER                                               CURRENT
  INTEREST    LESSOR, OR SIMILAR PARTY     DESCRIPTION OF INVESTMENT      COST          VALUE
  --------    ------------------------     -------------------------      ----          -----
     Yes      Phelps Dodge Corporation     Phelps Dodge Corporation
                                             common stock
                                             No par value              $35,764,896   $ 42,022,181

     No       BP Amoco Corporation         BPAmoco Corporation
                                             common stock
                                             No par value                  364,345      2,341,278

     Yes      T. Rowe Price                Prime Reserve Fund           28,934,964     28,934,964

     Yes      T. Rowe Price                Equity Index Fund            24,779,009     51,696,093

     Yes      T. Rowe Price                International Stock Fund      6,660,402      9,489,296

     Yes      T. Rowe Price                Spectrum Income Fund         10,268,086      9,979,422

     Yes      T. Rowe Price                Stable Value Fund            27,487,702     27,487,702

     Yes      T. Rowe Price                New Horizons Fund            14,808,194     17,404,126

     Yes      T. Rowe Price                Science & Technology Fund    13,495,440     19,102,756

     Yes      T. Rowe Price                Equity Income Fund           14,980,675     15,564,080

     Yes      T. Rowe Price                Spectrum Growth Fund          2,546,671      2,776,965

     Yes      Participant loans            Interest rate
                                           6% - 11.5%, with maturity
                                           dates through 2009                           7,147,836
                                                                                     ------------

                                                                                     $233,946,698
                                                                                     ============

CYPRUS AMAX MINERALS COMPANY SAVINGS PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS (A)
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                         Number of    Number of     Purchase       Selling      Lease
       Issuer               Description of Assets        Purchases      Sales         Price         Price       Rental
       ------               ---------------------        ---------      -----         -----         -----       ------
Single Transactions
-------------------
T. Rowe Price          Phelps Dodge Common Stock              1                    $ 19,382,781
                                                              1                      16,341,952


                       Cyprus Amax Common Stock                           1                      $ 18,533,157
                                                                          1                        15,326,979

                       Stable Value Fund                                  1                        17,439,639

                       Equity Index Fund                                  1                        26,573,921

Series of Transactions
----------------------
T. Rowe Price          Phelps Dodge Common Stock             19                      36,491,027
                                                                          9                           875,327

                       Cyprus Amax Common Stock              64                       3,268,426
                                                                        160                        43,245,251

                       Cyprus Amax Common Stock KSOP         10                       4,938,016
                                                                        179                        29,856,409



                                                                                        Current
                                                                                        Value of
                                                           Expense                      Asset on         Net Gain
                                                         Incurred with     Cost of     Transaction      or (Loss)
       Issuer               Description of Assets         Transaction       Asset         Date           on Sales
       ------               ---------------------         -----------       -----         ----           --------
Single Transactions
-------------------
T. Rowe Price          Phelps Dodge Common Stock                        $ 19,382,781   $ 19,382,781
                                                                          16,341,952     16,341,952

                       Cyprus Amax Common Stock                           18,533,157     18,533,157    $         --
                                                                          15,326,979     15,326,979              --

                       Stable Value Fund                                  17,439,639     17,439,639              --

                       Equity Index Fund                                  14,552,570     26,573,921      12,021,351

Series of Transactions
----------------------
T. Rowe Price          Phelps Dodge Common Stock                          36,491,027     36,491,027
                                                                             736,198        875,327         139,129

                       Cyprus Amax Common Stock                            3,268,426      3,268,426
                                                                          49,281,867     43,245,251      (6,036,616)

                       Cyprus Amax Common Stock KSOP                       4,938,016      4,938,016
                                                                          34,303,085     29,856,409      (4,446,676)

(a) Transactions or series or transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1999 as defined in
     Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                        Cyprus Amax Minerals Company
                                        Savings Plan and Trust


Date: July 13, 2000                     By: /s/ David L. Pulatie
                                            ------------------------------------
                                            David L. Pulatie, Chairman Benefits
                                            Administration Committee